Exhibit (b)(1)

October 26, 2005

Mr. Van Zandt Hawn

Managing Director

Goldner Hawn Johnson & Morrison Incorporated

3700 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402-4128

Dear Mr. Hawn:

Goldner Hawn Johnson & Morrison Incorporated (“GHJ&M”) has requested that LaSalle Business Credit, LLC (or an affiliate thereof, “LaSalle”) provide a $119,000,000 secured credit facility (the “Facility”), consisting of a $30,000,000 revolving credit facility, up to a $40,000,000 tractor term loan facility (the “Term A Loan”), up to a $44,000,000 trailer term loan facility (the “Term B Loan”), and a separate $5,000,000 term loan facility (the “Term C Loan”), to an entity (the “Buyer”) under the control of GHJ&M (or an affiliate thereof) to be formed for the purpose of acquiring 100% of the issued and outstanding capital stock of Transport Corporation of America (the “Target,” with the resulting operating company and its subsidiaries, being hereinafter referred to collectively as the “Borrower”) (such transaction being referred to herein as the “Acquisition”).  The Facility would be secured by all assets of the Borrower and would be fully-guaranteed and secured by the Buyer, including by a pledge of the Buyer’s equity interest in the Borrower.  The proceeds of the Facility would be used to fund (i) the Acquisition, and (ii) ongoing working capital requirements and general corporate purposes of the Borrower.  LaSalle is pleased to confirm by this letter agreement its commitment to provide the Facility and to act as agent and arranger (the “Agent”) for the Facility, in each case, subject to the terms and conditions set forth herein and in the Summary of Indicative Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”) and upon such other terms and conditions to be mutually agreed upon.

The terms, conditions, covenants, representations, warranties and other provisions will be contained in the definitive legal documentation (the “Transaction Documents”) for the Facility. Notwithstanding anything contained herein to the contrary, this letter agreement and the Term Sheet are intended merely to be indicative of the principal terms of the Facility and do not purport to specify all of the terms, conditions, representations and warranties, covenants and other provisions that will be contained in the final Transaction Documents.  Subject to the limitations set forth herein and in the Term Sheet, LaSalle will have the right to require that the Transaction Documents include, in addition to the provisions outlined herein and in the Term Sheet, provisions considered customary for this type of transaction or to facilitate the syndication of the Facility.

The final closing of the Facility and of LaSalle’s commitment hereunder is subject to (i) the negotiation, execution and delivery of the Transaction Documents (including customary opinions of counsel) on terms and in form and substance satisfactory to LaSalle and its counsel;

Mr. Van Zandt Hawn
Goldner Hawn Johnson &
Morrison Incorporated
October 26, 2005

(ii) there not having occurred (x) a disruption in the financial, banking or capital market conditions that results in a material adverse effect on the primary or secondary syndication markets or (y) since December 31, 2004, a Material Adverse Change (as defined in the Term Sheet); (iii) the satisfaction of all closing conditions set forth in the Transaction Documents, including the completion of the Acquisition in accordance with the terms of the agreements that have been reviewed by and are acceptable to LaSalle; (iv) LaSalle’s completion and satisfaction of its collateral appraisals and field audits and LaSalle’s counsel’s completion of, and LaSalle’s and such counsel’s satisfaction with, the result of the legal review relating to the Target, its subsidiaries, their assets and the Acquisition (collectively, the “Field Work”); it being agreed that deficiencies from LaSalle’s perspective with respect to the results of its collateral appraisals and field audits shall, to the extent the other conditions to closing set forth herein and in the Term Sheet can otherwise be satisfied, be addressed by modifications to advance rates, reserves and eligibility criteria applicable to the collateral; (v) the accuracy in all material respects of all representations made by the Borrower and the Buyer, and GHJ&M’s, the Borrower’s and the Buyer’s compliance with the terms of this letter agreement (including the attached Term Sheet); (vi) the execution and delivery by GHJ&M of the fee letter attached hereto as Exhibit B (the “Fee Letter”); (vii) the payment in full of all fees, expenses and other amounts due and payable under this letter agreement (including the Term Sheet and the Fee Letter); and (viii) the closing of the Facility on or prior to the date occurring 180 days after the Commitment Acceptance (as defined below) (such date being the “Commitment Termination Date”).

GHJ&M hereby represents and covenants that (a) all information (other than the Projections (as defined below)) (the “Information”) that has been or will be made available to LaSalle by or on behalf of GHJ&M, the Buyer, the Borrower or any of representatives thereof (in each case, with respect to Information furnished to LaSalle prior to the date of commencement of the syndication of the Facility, as supplemented from time to time prior to such date) is or will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made and (b) all financial projections (the “Projections”) that have been or will be made available to LaSalle by the Buyer, the Borrower or any representatives thereof have been or will be prepared in good faith based upon assumptions the Buyer or the Borrower, as applicable, believe to be reasonable.  GHJ&M understands that in arranging and syndicating the Facility, LaSalle may use and rely on the Information and the Projections without independent verification thereof.

To assist LaSalle in its syndication efforts, GHJ&M agrees to provide, and to cause the Buyer and the Borrower to provide, upon LaSalle’s request all information reasonably deemed necessary by LaSalle to successfully complete the syndication of the Facility.  GHJ&M authorizes LaSalle to commence syndication efforts immediately and agrees to actively assist LaSalle, and to cause the Buyer and the Borrower to actively assist LaSalle, in achieving a “successful syndication” (as defined below).  LaSalle reserves the right (in consultation with GHJ&M) to allocate the commitments offered by the Lenders.

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GHJ&M hereby agrees that LaSalle shall have the exclusive right to structure, arrange and syndicate the financing contemplated by the Facility and that no additional agents, co-agents or arrangers will be appointed, or other titles allocated, without LaSalle’s prior written consent.  GHJ&M also agrees that, without the consent of LaSalle, none of GHJ&M, the Buyer or the Borrower will, directly or indirectly, through any officer, director, agent, sponsor, stakeholder or otherwise, solicit, initiate or knowingly encourage submission of proposals or offers from any person or entity relating to the financing contemplated by the Facility, or participate in any negotiations regarding or furnish to any other person or entity any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other person or entity to do or seek any of the foregoing.  GHJ&M will, and will cause the Buyer and the Borrower to, (a) provide LaSalle with sufficient information, including financial projections, to enable LaSalle to prepare an information package describing the Target and the Borrower and (b) make management of GHJ&M, the Target and the Borrower available for one or more Lenders’ meetings to be held by LaSalle during the syndication process.  LaSalle shall be expressly permitted to distribute any and all documents and information, including via Interlinks, relating to the transactions contemplated hereby and received from GHJ&M, the Buyer, the Borrower or any other source to any potential Lender, participant or assignee on a confidential basis for the purposes of syndicating or assigning interests in the Facility.

LaSalle is willing to close and fund the Facility prior to syndication, and neither LaSalle nor any of its affiliates (x) can provide any assurance that such a syndication can be arranged or (y) shall have any liability should a syndication not be effected.  If less than the required commitments are obtained to satisfy a “successful syndication” or if LaSalle determines that a “successful syndication” would not otherwise be reasonably and timely attainable, GHJ&M agrees to, and shall cause the Buyer and the Borrower to enter into, such modifications to the terms of the Facility as LaSalle may request (including modifications to the pricing, structure, terms or amount of the Facility) in order to complete the “successful syndication” of the Facility; provided, that the maximum amount by which pricing on the Facility set forth herein and in the Term Sheet may be increased within 90 days of the Commitment Acceptance to effect such syndication is 1.00% per annum at each pricing level (after which time (including upon the expiration of any commitment of a proposed lender) no such limitation shall be in effect).  For purposes hereof, a “successful syndication” means that LaSalle has reduced (and such reduction remains in effect) its aggregate target hold and/or commitment level to an amount no greater than $35,000,000.

If any of the conditions to which LaSalle’s commitment is subject (as set forth in this letter agreement and the Term Sheet) are not met and completed to LaSalle’s satisfaction, LaSalle may terminate its commitment under this letter agreement and all obligations undertaken by it hereunder shall thereupon be terminated and discharged, without discharging the obligations and liabilities of GHJ&M hereunder.

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By its acceptance hereof, and whether or not the transactions contemplated hereby are ever consummated, GHJ&M hereby agrees as follows:

(a)           GHJ&M will promptly reimburse LaSalle for all reasonable out-of-pocket costs and expenses (including the reasonable fees and disbursements of counsel, environmental consultants, property and equipment appraisers and other advisors or consultants of or for LaSalle and reasonable out-of-pocket expenses for LaSalle’s personnel) incurred by LaSalle in connection with the Field Work, the preparation of Transaction Documents and the syndication efforts performed in connection with the contemplated Facility; it being agreed that, concurrently with its execution of, and as a condition to the effectiveness of, this letter agreement, GHJ&M shall remit a deposit to LaSalle in an amount equal to $50,000.00 (the “Good Faith Deposit”), for application to all such reasonable out-of-pocket costs, fees and expenses (with any excess being credited to the upfront fee payable to LaSalle in accordance with (and as described in) the Fee Letter or if the Facility does not close, refunded to GHJ&M upon the conclusion of the transactions);

(b)           GHJ&M will defend, indemnify and hold harmless LaSalle, each other lender or prospective lender under the Facility and each of the foregoing’s respective affiliates, directors, officers, employees, attorneys and agents (each an “Indemnified Party” and collectively, the “Indemnified Parties”) from and against any and all losses, liabilities, claims, actions, suits, proceedings, damages or expenses including amounts paid in settlement, legal fees (including reasonable attorneys’ fees and expenses) and defense costs, incurred by any of them arising out of, relating to, or by reason of any environmental matters, investigation, litigation, proceeding or otherwise relating to, the commitment hereunder, the Transaction Documents, the Acquisition or any loan or extension of credit made or proposed to be made hereunder, including, without limitation, any such losses, costs, fees and expenses incurred in connection with investigating or defending against any liability or action (whether or not such indemnified party is a party thereto), but excluding any such losses. costs, fees and expenses resulting from the gross negligence or willful misconduct of such Indemnified Party (the “Indemnified Obligations”).

(c)           Unless and until superseded by the indemnity and reimbursement provisions of definitive Transaction Documents, whether or not definitive Transaction Documents are executed or any loans the subject thereof are ever made or any of the conditions precedent to any such loans are ever satisfied, GHJ&M’s obligations under clauses (a) and (b) above, and with respect to confidentiality as set forth below, shall in each case survive the termination of this letter agreement or the commitment hereunder and shall continue and be and remain absolute obligations of GHJ&M.

The agreements of LaSalle hereunder are issued solely to, and shall be enforceable solely by, GHJ&M and may not be relied upon, assigned or otherwise transferred to, or enforced by, any other person, without LaSalle’s prior written consent.  Neither LaSalle nor any other lender, potential lender or any other Indemnified Party shall be liable under this letter agreement nor under any of the Transaction Documents or in respect of any act, omission, or event relating to

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the transactions contemplated hereby or thereby, on any theory of liability for any special, indirect, consequential, exemplary or punitive damages.

This letter agreement (including the Term Sheet attached hereto) is for GHJ&M’s and the Buyer’s use only and is being delivered in reliance on the understanding that they will not be disclosed by GHJ&M, the Buyer or any of the foregoing’s affiliates or agents to any other person, other than (i) in confidence to their accountants, attorneys and other advisers and (ii) after the Commitment Acceptance, with the consent of LaSalle after its receipt of assurances of the confidentiality thereof from the Target, to the Target and its advisors, in either case, for purposes related to the transactions contemplated hereby, except where disclosure is required by law; it being agreed that no person other than GHJ&M shall be entitled to rely hereon.

IF THIS LETTER AGREEMENT BECOMES THE SUBJECT OF A DISPUTE, EACH OF THE PARTIES HERETO HEREBY WAIVES TRIAL BY JURY.

Except as expressly set forth or contemplated herein or in the Term Sheet, this letter may not be modified or otherwise changed except pursuant to a written agreement signed by LaSalle and GHJ&M.

The agreements herein by GHJ&M (i) shall inure to the benefit of and be enforceable by LaSalle and, in respect of indemnification, by LaSalle and all lenders or potential lenders under the Facility and, in each case, by any such person’s respective affiliates, directors, officers, employees, attorneys and agents, and, in each instance, by such person’s heirs, successors and assigns and (ii) shall be binding upon each of GHJ&M, the Buyer their respective successors and assigns.

This letter agreement shall be governed by and construed in accordance with the internal laws (as distinguished from the choice of law provisions) of the State of Illinois.  In connection with any action, suit or proceeding relating to or arising out of the transactions contemplated pursuant to this letter agreement, all parties hereto hereby consent to the exclusive jurisdiction of any state or federal court located in the Northern District of Illinois or the City of Chicago, Illinois, and hereby waive any objection based on inconvenience or otherwise to the jurisdiction of any such court in connection with any such proceeding.

By execution of this letter agreement, the GHJ&M, on behalf of the Buyer, hereby authorizes the Agent to pre-file Uniform Commercial Code financing statements (and amendments thereto) against the Buyer covering the collateral to be covered by the Transaction Documents including, by way of description, with terms such as “all assets of Debtor” or “all personal property of Debtor”, in each case, in such jurisdictions as deemed necessary or desirable by the Agent.

This letter agreement supersedes all prior discussions and agreements, if any, and sets forth exhaustively the sole and complete agreement of LaSalle in respect of the transactions contemplated hereby, and the Term Sheet and the Fee Letter are integral parts of this letter

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agreement.  LaSalle’s commitment will expire at 5:00 p.m. (Chicago time) (i) on October 26, 2005, unless, by that time and date, LaSalle shall have received, at its address set forth above, a copy of this letter agreement and the Fee Letter (each, with no changes) executed by GHJ&M, together with the Commitment Fee (as such term is defined in the Fee Letter) and the Good Faith Deposit (each such fee, paid in immediately available funds by wire transfer to the account set forth on Exhibit C attached hereto) (the “Commitment Acceptance”) and (ii) on the Commitment Termination Date, if by that date the Facility has not closed.

We are pleased to have been given the opportunity to assist you in connection with this important transaction.

Very truly yours,

LASALLE BUSINESS CREDIT, LLC

		By:	/s/ Mark Fowle
Name: Mark Fowle
Title: First Vice President

Accepted and agreed to on October 26, 2005

GOLDNER HAWN JOHNSON &
MORRISON INCORPORATED

By:	/s/ Van Zandt Hawn
Name: Van Zandt Hawn
Title: Managing Director

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Exhibit A

See attached Summary of Indicative Terms and Conditions.

Project Patriot

SUMMARY OF INDICATIVE TERMS AND CONDITIONS

October 26, 2005

Company:	Patriot (the “Company”) immediately following the Acquisition (defined below).

Loan Parties:	Holdings (defined below), the Company and each of its subsidiaries (either as co-borrowers or guarantors as determined appropriate by the Administrative Agent (as defined below).

Agents:	LaSalle Business Credit, LLC (“LaSalle”), as administrative agent (in such capacity, the “Administrative Agent”) and as collateral agent (in such capacity, the “Collateral Agent”).

Arranger:	LaSalle.

Lenders:	A syndicate of financial institutions (including LaSalle) and other accredited investors arranged by the Administrative Agent in consultation with the Company and the Sponsor (defined below).

Sponsor:	Goldner Hawn Johnson & Morrison Incorporated.

Facilities:

Senior secured credit facilities (the “Facilities”) in the aggregate amount of up to $119.0 million, consisting of the following:

(a)           A $30.0 million revolving credit facility (the “Revolver”), with a subfacility for letters of credit issued by LaSalle Bank National Association (“LaSalle Bank”) or one of its affiliates (the “Issuing Lender”) in an amount equal to $10.0 million;

(b)           Up to a $40.0 million tractor term loan facility (the “Term A Loan”);

(c)           Up to a $44.0 million trailer term loan facility (the “Term B Loan” and, together with the Term A Loan, the “Rolling Stock Term Loans”); and

(d)           A $5.0 million term loan facility (the “Term C Loan” and together with the Rolling Stock Term Loans, the “Term Loans”).

Maturity:	(a) Five years from the closing date. (b) Five years from the closing date. (c) Five years from the closing date. (d) Two years from the closing date.

Purpose:	To (a) finance the acquisition of the Company by the Sponsor (the

“Acquisition”), including related fees and expenses and (b) provide for the working capital requirements and general corporate purposes of Company and, to the extent permitted, its subsidiaries.

Revolver Availability:

Availability under the Revolver will be based on a borrowing base formula, which will include an advance rate of up to 85% on net eligible accounts receivable.  Eligibility definitions and advance rates shall be defined and confirmed by the Administrative Agent’s collateral examinations and field audits, in each case subject to reserves reasonably established by the Administrative Agent.  Outstanding letters of credit will be reserved against availability.  Borrowings under the Revolver shall be governed by a monthly borrowing base certificate.  If availability under the Revolver falls below $8,000,000, a weekly borrowing base certificate will be required for three months following the last date upon which availability was below such amount.

Rolling Stock Term Loan Availability:

Availability under the Term A Loan will be based on the lesser of (a) 90% of the net orderly liquidation value (“NOLV”) of specific tractors (the “Included Tractor Rolling Stock”) as determined by the appraisal thereof required as a condition precedent to closing (a “Closing Appraisal”) and (b) $40,000,000.

Availability under the Term B Loan will be based on the lesser of (a) 90% of the NOLV of the specified trailers (the “Included Trailer Rolling Stock” and, together with the Included Tractor Rolling Stock, the “Included Rolling Stock”) as determined by the Closing Appraisal and (b) $44,000,000.

Amortization:

The Term A Loan will amortize on a straight line basis over five (5) years with monthly payments due on the last day of each month. The Term B Loan will amortize on a straight line basis over seven (7) years with monthly payments due on the last day of each month, and the remaining principal balance due on the maturity date.

The Term C Loan will amortize on a straight line basis over two (2) years with monthly payments due on the last day of each month.

Fees and Interest Rates:	See Annex I and the Fee Letter.

Voluntary Prepayments and Commitment Reductions:

The Company may prepay amounts outstanding under the Facilities in whole or in part (in minimum amounts to be agreed upon), with prior notice but without premium or penalty (but subject to payment of costs associated with breakfunding on LIBOR loans); provided that no prepayments of the Term C Loan shall be permitted at any time that availability, as calculated immediately before and after such prepayment, would be less than $8,000,000.  Voluntary prepayments of the Term Loans shall be applied against remaining scheduled installments of such loan which is the subject of such prepayment on a pro rata basis.  The Company may reduce commitments under the Revolver upon advance notice and in minimum amounts to be agreed upon.

Mandatory Prepayments:

Upon any sale, lease, refinancing, casualty loss or material mechanical failure of any Included Rolling Stock (each, a “Disposition”), mandatory prepayment of the Facilities from the net cash proceeds thereof (after deduction of reasonable costs of sale) will be required as follows: (i) in an amount equal to 100% of the Adjusted NOLV (defined below) of the Included Rolling Stock included in such Disposition, to the prepayment of the applicable Rolling Stock Term Loan relating to the Included Rolling Stock which is the subject of such Disposition, (ii) the excess, if any, to the prepayment of the Term C Loan, and (iii) any remaining excess, to the prepayment of the Revolver (without reduction of the Revolver Commitment).  “Adjusted NOLV” shall equal (a) in the case of Included Tractor Rolling Stock, (1) the NOLV of the Included Tractor Rolling Stock as set forth in the Closing Appraisal, less (2) an amount equal to 1/60 of such amount for each month which has elapsed since the closing date and in respect of which scheduled principal payments in respect of the Term A Loan have been made and (b) in the case of Included Trailer Rolling Stock, (i) the NOLV of the Included Trailer Rolling Stock as set forth in the Closing Appraisal less (ii) an amount equal to 1/84 of such amount for each month which has elapsed since the closing date and in respect of which scheduled principal payments in respect of the Term B Loan have been made.  Any shortfall between the required Rolling Stock Term Loan prepayment and the net cash proceeds received by the Company in connection with the Disposition of Included Rolling Stock shall be immediately paid by the Company; provided, however, that the Company shall not be permitted to sell any Included Rolling Stock for less than 85% of the Adjusted NOLV without the Administrative Agent’s prior written consent.

From and after the closing date, the Administrative Agent may perform supplemental appraisals on the Included Rolling Stock.  If and to the extent that the principal balance of either of the Rolling Stock Term Loans exceeds 90% of the Adjusted NOLV (as calculated using the NOLV of such equipment as determined in accordance with such supplemental appraisal in place of the closing date NOLV), the Company shall immediately prepay such excess.

Mandatory prepayments of the Facilities will be required in an amount equal to 100% of the net cash proceeds from the issuance of debt (other than permitted purchase money debt, including refinancings of existing Rolling Stock Term Loans) or equity (subject to exceptions to be determined).  Such mandatory prepayments will be applied (i) to the repayment of the Term C Loan, (ii) then, pro-rata against the Rolling Stock Term Loans, and (iii) any excess thereof to the Revolver (without reduction of the Revolver commitment).

Other mandatory prepayment provisions will include excess cash flow recapture (for the Term C Loan only) and overadvance reductions (for the Revolver).

All mandatory prepayments of the Term Loans will be applied to the installments of the applicable loan balance in inverse order of maturity and no such prepayment may be reborrowed.

Security:

The Facilities will be secured by a first priority security interest in substantially all existing and after acquired assets (both real and personal and subject to a carve-out for purchase money obligations), of the Loan Parties and all products and proceeds thereof and shall include an assignment of all rights and remedies under the Acquisition Documents (as defined below).  The Loan Parties will authorize the filing of UCC financing statements prior to closing of the Facilities.  The Facilities will be secured by a first priority pledge of all outstanding equity securities of the Loan Parties and their subsidiaries (other than the capital securities in Holdings).  There will be a negative pledge on all real property of the Loan Parties.

Guarantees:

The Facilities will be guaranteed by all subsidiaries of the Company and by any holding company formed to hold the Company’s equity securities (“Holdings”).  Holdings shall be a single purpose entity, conduct no business other than ownership of the equity securities of the Company and incur no indebtedness except as permitted by the loan documents.

Lockbox Collections/Disbursement:

Payments from all of the Company’s customers shall be mailed directly to a lockbox at LaSalle.  The Administrative Agent shall, within one and one quarter business days after receipt of the collected funds, apply such collections against loans outstanding under the Revolver.  The Loan Parties shall maintain all of their bank accounts (other than zero balance payroll accounts and de minimis petty cash accounts) with the LaSalle Bank.

Initial Conditions:

The closing of the Facilities will be subject to the following closing conditions, all in form and substance satisfactory to the Administrative Agent:

(a)         The Administrative Agent shall have received executed copies of the credit agreement and the other loan documents and all conditions to the initial borrowing thereunder shall have been satisfied.  Such loan documents shall include conditions precedent, representations, warranties, affirmative, negative and financial covenants, Administrative Agent and Lender indemnity and reimbursement provisions, events of default, remedies, and other customary provisions.

(b)         The Administrative Agent shall have received all fees required to be paid, and all expenses for which invoices have been presented, on or before the closing date.

(c)         The Company shall have received at least $25.0 million in proceeds from the issuance of equity from the Sponsor and other investors on terms and conditions satisfactory to the Administrative Agent.  The Administrative Agent shall have received satisfactory evidence that (i) the sum of (x) the aggregate purchase price of the Acquisition and (y) the amount required to refinance all existing debt of the Loan Parties shall not exceed $125.0 million and (ii) the aggregate fees and expenses with respect to the Acquisition will not exceed $7.0 million.

(d)         The Loan Parties shall have no debt other than the Facilities and such other debt acceptable to the Administrative Agent.  The Administrative Agent shall have received, reviewed and approved the sources and uses of funds relating to the financing and the Acquisition; it being acknowledged and agreed that the sources and uses of such funds as set forth in Annex II hereto are acceptable to the Administrative Agent and, to the extent actual sources and uses are confirmed by the Loan Parties as of the Closing Date as being materially consistent with such annex, this condition shall be deemed satisfied.

(e)         After giving effect to the Acquisition, the funding of the loans at closing and payment of all costs and expenses, the Company shall have availability under the Revolver of not less than $10.0 million.

(f)        The Administrative Agent shall have received (a) a field audit examination by an independent third party satisfactory to the Administrative Agent and (b) a reconciliation and update conducted reasonably prior to the closing date of the previously delivered appraisal of Included Rolling Stock by Taylor & Martin; it being agreed that deficiencies from the Administrative Agent’s perspective with respect to the results of its collateral appraisals and field audits shall, to the extent the other conditions to closing set forth herein and in the Commitment Letter can otherwise be satisfied, be addressed by modifications to advance rates, reserves and eligibility criteria applicable to the collateral.

(g)       The Administrative Agent shall have received (i) audited consolidated financial statements for the Company and its subsidiaries for the fiscal years ending December 31, 2002, 2003 and 2004 and (ii) unaudited interim consolidated financial statements for the Company for each fiscal month and quarterly period ended after the latest fiscal year referred to in clause (i) above; it being acknowledged that the Administrative Agent has received on or prior to the date hereof all such financial statements through September 30, 2005.

(h)       The Administrative Agent shall have received a pro forma consolidated balance sheet of the Company and its subsidiaries giving effect to the Acquisition as if such transactions had occurred on such date, which is consistent in all material respects with the sources and uses previously described to the Administrative Agent and the forecasts previously provided to the Administrative Agent; it being agreed that such a pro forma consolidated balance sheet has been delivered to and approved by the Administrative Agent and, subject to the occurrence of any event which would render such statement materially misleading, delivery of such pro forma financial statement shall satisfy this condition.

(i)        The Administrative Agent and the Lenders shall have received projected income statements, balance sheets and cash flow statements prepared by the Company and giving effect to the Facilities and the use of proceeds therefrom; it being agreed that such projections have been delivered to and approved by the Administrative Agent and, subject to any event subsequent to the date of such statement which would render such statements materially misleading, delivery of such projected financial statements shall satisfy this condition; provided that in connection with the syndication of the Facility, the Administrative Agent may request periodic updates to such projections as it deems reasonably necessary or desirable to assist in such syndication.  Such financial projections shall be prepared on a monthly basis for fiscal year 2006 and on an annual basis thereafter.

(j)        All documents and instruments required to perfect the Administrative Agent’s security interest in the collateral under the Facilities shall have been executed and be in proper form for filing, including if and to the extent requested by the Administrative Agent, mortgages on the Loan Parties’ real property.

(k)       The Administrative Agent shall have received the results of recent tax, judgment, UCC, intellectual property and title lien searches in each relevant jurisdiction with respect to the Loan Parties, and such searches shall reveal no liens on any of the assets of the Loan Parties except for liens permitted by the credit agreement and liens securing debt to be paid-off at the closing of the Acquisition pursuant to payoff letters in form and substance satisfactory to the Administrative Agent.

(l)        The Administrative Agent shall be reasonably satisfied with the insurance program to be maintained by the Loan Parties and shall have received endorsements to the Loan Parties’ insurance policies naming the Administrative Agent as loss payee and proof of such insurance naming the Administrative Agent as additional insured, in each case, in form and substance satisfactory to the Administrative Agent; it being acknowledged that the Loan Parties’ current insurance coverages and policy limits are acceptable to the Administrative Agent and the Lenders.

(m)        If requested, the Administrative Agent shall have received a solvency certificate from the chief financial officer of the

Company or a third-party valuation firm reasonably acceptable to the Administrative Agent which shall document the solvency of Holdings and its subsidiaries after giving effect to the Acquisition and the other transactions contemplated hereby.

(n)       The Administrative Agent shall have received such legal opinions as are customary and/or that the Administrative Agent may reasonably request.

(o)       The Administrative Agent shall be satisfied that, since December 31, 2004, there has been no Material Adverse Change (as defined below).  As used herein, “Material Adverse Change” means any event, change effect, condition, occurrence or development, individually or in the aggregate with such other events, changes, effects, conditions, occurrences or developments, which would have or would reasonably be expected to have a material adverse effect on (i) the business, assets (including intangible assets), liabilities (contingent or otherwise), results of operations or condition (financial or otherwise) of the Loan Parties and their subsidiaries (taken as a whole) or (ii) the ability of the Loan Parties to consummate the Acquisition or the transactions contemplated hereby; provided, however, that a Material Adverse Change shall not include any event, change, effect condition, occurrence or development directly or indirectly arising out of or attributable to (1) conditions, events, or circumstances generally affecting the economy as a whole or the Company’s industry as a whole, but only to the extent that any such condition , event or circumstance does not have a disproportionate effect on the Company as compared to its competitors, (2) any event, change, effect, condition, occurrence or development resulting from or arising out of the public announcement of the execution of the Acquisition Documents (including that certain Agreement and Plan of Merger relating thereto (the “Merger Agreement”)) or the transactions contemplated thereby or (3) any event, change, effect, condition, occurrence or development caused by the taking of any action required by the Merger Agreement or the taking of any action by the “Seller” thereunder that has been approved by Holdings (and as to such approval by Holdings, the Administrative Agent has consented); and provided, further, that it is agreed that changes in the reported financial performance of the Company and its subsidiaries between December 31, 2004 and the reported results of operations as set forth in its quarterly balance sheet, income statement and statement of cash flows delivered to the Administrative Agent prior to the date hereof for the quarter ended September 30, 2005 shall not constitute such a Material Adverse Change.

(p)       The Administrative Agent shall be satisfied with the results of its counsel’s legal review relating to the Company, its subsidiaries, their assets and the Acquisition.

(q)       The Administrative Agent shall have received such other documents, agreements, certificates and opinions to be executed or delivered, or relating to the transactions contemplated, on or prior to the closing date as the Administrative Agent may reasonably request and as are customary in connection with lending transactions similar to that contemplated hereby or the syndication thereof.

(r)        The Loan Parties shall have obtained all governmental and third party approvals necessary in connection with the Acquisition, the financing contemplated hereby and the continuing operations of the Loan Parties on terms reasonably satisfactory to the Administrative Agent, such approvals shall be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the Acquisition or the financing thereof contemplated by the Facilities, except for such governmental and third party approvals the failure to obtain which could not individually or in the aggregate, reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities, properties, results of operations or prospects of the Loan Parties taken as a whole.

(s)       The Acquisition shall have been or shall concurrently be consummated in accordance with applicable law and on terms consistent with the Acquisition Documents (as such term is defined below).  The documentation relating to the Acquisition (collectively, the “Acquisition Documents”) shall have terms and conditions reasonably satisfactory to the Administrative Agent, and no provision of such documentation shall have been waived, amended, supplemented or otherwise modified in any material respect; it being acknowledged that (without limiting (x) the Administrative Agent’s and its counsel’s rights to complete and be satisfied with the results of the Field Work (as defined in the Commitment Letter) and (y) the satisfaction of the other conditions set forth herein and in the Commitment Letter, and without confirming the accuracy or completeness of any of the disclosures, representations or undertakings therein), the Administrative Agent hereby approves the consummation of the Acquisition on the terms set forth in the Merger Agreement.

Ongoing Conditions:

The making of each extension of credit shall be conditioned upon (a) the accuracy of all representations and warranties in the credit agreement and the other loan documents and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

Representations and Warranties:

Those representations and warranties customarily found in credit agreements for transactions of this nature or as reasonably requested by the Administrative Agent to address specific issues relating to the Loan Parties and/or the transactions contemplated hereby.

Affirmative Covenants:

Those affirmative covenants customarily found in credit agreements for transactions of this nature or as reasonably requested by the Administrative Agent to address specific issues relating to the Loan Parties and/or the transactions contemplated hereby.

Negative Covenants:

Those negative covenants customarily found in credit agreements for transactions of this nature or as reasonably requested by the Administrative Agent to address specific issues relating to the Loan Parties and/or the transactions contemplated hereby.

Financial Covenants:

To include, without limitation, the following financial covenants (with covenant levels to be determined):

•      Minimum Fixed Charge Coverage Ratio (the ratio of (i) EBITDAR less cash taxes less unfinanced capital expenditures to (ii) the sum of scheduled principal payments, cash interest expense and rents) (tested quarterly);

The above financial covenant will not be tested in the event that availability exceeds $15.0 million at all times during the quarter then ended and for which such compliance is proposed to be tested.

Events of Default:	Those events of default customarily found in credit agreements for transactions of this nature or as reasonably requested by the Administrative Agent to address specific issues relating to the Loan

Parties and/or the transactions contemplated hereby.

Expenses; Indemnification:

Upon acceptance of this Term Sheet, the Company agrees to pay all reasonable costs and expenses associated with the preparation, due diligence, administration, syndication and enforcement of all documentation executed in connection with the Facilities, including, without limitation, legal fees of counsel to LaSalle, the Administrative Agent and Collateral Agent regardless of whether or not the Facilities close.

The Company shall indemnify the Administrative Agent, the Collateral Agent, the Lenders and each of their respective directors, officers, affiliates, employees and agents from and against all losses, liabilities, claims damages or expenses relating to the Facilities and the Company’s use of the Facilities, including, without limitation, reasonable attorneys’ fees and settlement costs, except to the extent that such losses, liabilities, claims, damages or expenses are incurred by reason of the gross negligence or willful misconduct of the applicable indemnified person, as determined by a final, nonappealable judgment by a court of competent jurisdiction.

Taxes and Yield Protection:	The Company will indemnify the Lenders for withholding taxes. The definitive loan documents will also contain customary tax gross-up, yield protection and breakage provisions.

Disclosure of Information:	LaSalle may provide to industry trade organizations information with respect to the Facilities that is necessary and customary for inclusion in league table measurements.

Voting:

Required Lenders shall be equal to 50.1% or more of commitments under the Facilities, except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount of, or extensions of the scheduled date of amortization or final maturity of, any loan, (ii) reductions in the rate of interest or any fee or extensions of any due date therefore, and (iii) increases in the amount or extension of the expiry date of any Lender’s commitments and (b) the consent of 100% of the Lenders shall be required with respect to (i) modifications of the voting percentages and rights, (ii) releases of all or substantially all of the guarantees or all or substantially all of the collateral, (iii) increases to the advance rates in respect of the borrowing base and (iv) increases to the commitment or extensions to the time of payment of the loans.

Assignments and Participations:	Each Lender may at any time sell assignments in the Facilities to eligible financial institutions or commercial banks in minimum amounts of $5.0 million (or, if less, the remaining portion of all of such Lender’s loans and commitments) subject to the consent of the Administrative Agent, the Issuing Lender (for assignments of the Revolver only) and (so long as no event of default has occurred and is continuing) the Company (which shall not be unreasonably withheld or delayed).   Each Lender may sell participations in all or any part of the Facilities, provided such participants shall only have voting rights with respect to certain customary or affected Lender consent items.

Governing Law and Forum:

The loan documents will be governed by Illinois law.  The Loan Parties will submit to the jurisdiction and venue of the federal and state courts located in Cook County in the State of Illinois and will waive any right to trial by jury.

Counsel to the Administrative Agent:	Jenner & Block LLP.

The term sheet does not attempt to describe all of the terms, conditions and requirements that would pertain to the Facilities, but rather is intended to outline certain basic items around which the Facilities will be structured.  This term sheet is not intended to limit the scope of discussion or negotiation of any and all matters not inconsistent with the specific matters set forth herein.

Annex I

Interests and Certain Fees

Interest:

Loans will bear interest at a rate per annum over the Base Rate or the LIBOR Rate according to the Pricing Grid set forth below based on the most recent quarter end Fixed Charge Coverage Ratio.  Minimum pricing on the closing date shall be set at Level II and, until receipt by the Administrative Agent of quarterly financial statements of the Company and its subsidiaries for the period ending June 30, 2006 as required by the credit agreement, shall be set no higher than Level II (i.e., pricing levels during such period may not move to Level III, but may move to Level I, as results may warrant).

Loans outstanding under the Term C Loan will bear interest at a rate per annum of 1.75% over the Base Rate or 3.25% over the LIBOR Rate.

Pricing Grid

Level	Fixed Charge Coverage Ratio	LIBOR Margin	Base Rate Margin	Letter of Credit Fee
I	> TBD	225 bps	75 bps	225 bps
II	> TBD and < TBD	200 bps	50 bps	200 bps
III	< TBD	175 bps	25 bps	175 bps

LIBOR Rate:  The London Interbank Offered Rate (“LIBOR”) as displayed in the Bloomberg Financial Markets system (or other authoritative source selected by the Administrative Agent in its sole discretion) for deposits in dollars for one, two,  three or six month periods (“Interest Periods”) as offered at 11:00 a.m. London time two (2) business days prior to the borrowing date (or three (3) business days prior to the commencement of such Interest Period if banks in London, England were not open and dealing in offshore United States dollars on such second preceding business day), adjusted for statutory reserve requirements.

Base Rate:  The higher of (a) the rate publicly announced from time to time by the Administrative Agent as its “prime rate” and (b) the Federal Funds Rate plus 0.5% per annum.

Calculations:	All calculations of interest and fees will be made on the basis of a 360-day year and actual days elapsed.

Interest Payments:

Interest will be payable monthly in arrears on the last day of each calendar month on Base Rate loans and on the last day of each Interest Period in the case of LIBOR loans (and, in the case of a LIBOR loan having a six-month Interest Period, on the three month anniversary of the first day of such Interest Period).

Non-Use Fee:

A Non-Use Fee at a rate per annum of 0.375% will be payable on the daily unutilized portion of the Revolver.  Such fee will be payable quarterly in arrears on the last day of each calendar quarter.  The undrawn amount of letters of credit will count as utilization of the Revolver for purposes of calculating this fee.

Letter of Credit Fees:

A letter of credit fee at a rate per annum determined by reference to the Pricing Grid will be payable on the daily stated amount of all outstanding letters of credit.  Such fee will be payable quarterly in arrears on the last day of each calendar quarter.  In addition, the Company will pay the Issuing Lender for its own account for each Letter of Credit (a) a fronting fee in the amount separately agreed to between the Company and the Issuing Lender and (b) such other standard issuance, negotiation, processing and/or administration fees as may be charged by the Issuing Lender.

Default Rate:

Upon the occurrence and during the continuance of a default, unless the Required Lenders otherwise consent, the obligations under the Facilities will bear interest at a rate equal to an additional two percent (2%) per annum over the rate otherwise applicable, with such interest payable on demand.  Imposition of the default rate will be automatic for payment and insolvency defaults.